May 15, 2009

H. Christopher Owings
Assistant Director
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Saks Incorporated
Amended Preliminary Proxy Statement on Schedule 14A
Filed by P. Schoenfeld Asset Management LP, et al.
Filed May 8, 2009
File No. 001-13113

Dear Mr. Owings:

          This letter is being filed in response to comments received by P. Schoenfeld Asset Management LP (“PSAM”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 14, 2009 (the “Comment Letter”) with respect to the Amended Preliminary Proxy Statement on Schedule 14A filed by PSAM on May 8, 2009.

          The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of our responses correspond to the page numbers of the Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A
General

1.	Please ensure that the form of proxy is clearly identified as a preliminary one, consistent with the prior comment one. See Rule 14a-6(e)(1).

Response: In response to the Staff’s comment, PSAM has revised the form of proxy to clearly identify it as a preliminary version.

2.

We note the acknowledgment provided on the last page of your letter and further that it is signed by counsel to PSAM. Please confirm your understanding that such acknowledgemnt must be provided in writing and signed by each filing person as opposed to counsel.

Response: PSAM confirms its understanding that the acknowledgment must be provided in writing and signed by each filing person as opposed to counsel, and notes that the acknowledgments at the end of this letter have been signed by PSAM, on behalf of such filing persons.

Proposal No. 1 Election of Directors, page 6

3.

To the extent revisions are made to the form of proxy to comply with Rule 14a-4, please remove the references to the no-action letter request. In addition, please ensure that your document discloses that Saks’ nominees have not consented to being named in your proxy statement and are not participants in your solicitation within the meaning of Instruction 3 to Item 4 of Schedule 14A.

Response: In response to the Staff’s comment, PSAM has revised the proxy statement and form of proxy to remove references to the no-action letter request. The proxy statement and form of proxy have been further amended to include additional disclosure informing

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May 15, 2009

shareholders that Saks’ nominees have not consented to being named in PSAM’s proxy statement and are not participants in PSAM’s solicitation.

Proposal No. 2 Shareholder Proposal that the Board Take the Steps Necessary to Declassify the Board of Directors and Establish the Annual Election of All Directors, page 6

4.

We note the additional disclosure you have provided on pages six and seven in response to comment nine of our May 7, 2009 letter stating that Saks’ board is not required to amend the company’s certificate of incorporation and/or by-laws as a result of approval of the proposal by the shareholders. Please revise your disclosure to specifically state that implementation of these proposals requires such amendment and that the board has discretion in determining whether to implement the amendment.

Response: In response to the Staff’s comment, PSAM has revised the disclosure in the proxy statement to expressly state that the Declassification Proposal will only be adopted if the board of directors of Saks proposes such amendment to the shareholders and such amendment is approved by 80% of the shares outstanding. Similar disclosure has been added with respect to the Majority Voting Proposal and the Cumulative Voting Proposal.

Form of Gold Proxy Card

5.

We note that you have not presented your own slate of nominees for election of directors. Instead, we note your form of proxy solicits votes for the election of Saks Incorporated’s director nominees, except for Mr. Neel. Please explain why you are permitted under rules 14a- 4(b) and 14a-4(d) to solicit proxies for the election of Saks’ director nominees when you have not presented any nominees for election.

Response: PSAM respectfully submits that its form of proxy complies with Rule 14a-4(b) and Rule 14a-4(d) for the following reasons.

     Rule 14a-4(b)

     Rule 14a-4(b)(1) provides that a form of proxy must provide a means for a security holder to specify a choice between approval or disapproval of, or abstention with respect to each separate matter referred to therein as intended to be acted upon, other than elections to office. PSAM’s proxy provides Saks shareholders with a choice to approve, disapprove or abstain with respect to each of the non-election related matters that are intended to be acted upon. Accordingly, PSAM’s proxy complies with Rule 14a-4(b)(1).

     Rule 14a-4(b)(2) provides that a form of proxy that provides for the election of directors shall “set forth the names of persons nominated for election as directors” and that such form of proxy must provide one of four means for a security holder to withhold authority to vote for each nominee. As required by Rule 14a-4(b), PSAM’s proxy sets forth the names of the only nominees for the board of directors at the 2009 Saks Annual Meeting of Shareholders, all of whom happen to be Saks nominees. In addition, as required by Rule 14a-4(b), PSAM’s proxy includes a box opposite the name of each Saks nominee that may be marked to indicate that authority to vote for such nominee is withheld, one of the four ways that a shareholder may

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withhold authority under Rule 14a-4(b)(2).1 Accordingly, PSAM’s proxy complies with Rule 14a-4(b)(2).

     Rule 14a-4(d)

     Rule 14a-4(d)(1) provides that a soliciting person who is affirmatively soliciting votes in favor of the soliciting person’s nominees in the proxy may only do so with respect to such soliciting person’s “bona fide nominees.” The phrase “bona fide nominee” refers to any person who has consented to being named as the soliciting person’s nominee and has agreed to serve if elected, while we believe the phrase “nominee” refers to a person that the soliciting person has nominated and seeks to elect to the board. Rule 14a-4(d) contains an exception to Rule 14a-4(d)(1) for soliciting persons who are soliciting votes for a limited number of nominees to the board. Rule 14a-4(d) allows a soliciting person to "round out" its slate by including in its proxy card an option to vote for all of the management nominees except for the nominees that the soliciting person intends to oppose with its own nominees.

     In light of the purpose of Rule 14a-4 and our understanding of the term nominee, it does not appear that Rule 14a-4(d) applies to a solicitation such as that which is being conducted by PSAM. PSAM has not nominated anyone to the board and does not have its own nominee within the meaning of Rule 14a-4(d)(1). Instead, PSAM is seeking to withhold authority for a Saks nominee and seeks to allow Saks shareholders to vote with respect to other Saks nominees.

     We believe that the intent of the bona fide nominee rule is to avoid nominations of board candidates who are unwilling to serve, and to avoid giving the impression that board nominees support proxy solicitations by dissident shareholders.2 PSAM’s proxy solicitation does not have either of these effects: Not only does PSAM’s form of proxy avoid soliciting votes in favor of the individual board nominees by name, but PSAM’s proxy statement clearly and unequivocally states that the board nominees are not PSAM’s nominees, that they have not consented to being named in PSAM’s proxy statement and that they are not participants in PSAM’s proxy solicitation. Moreover, Saks nominees are not named in the body of the proxy statement and Saks shareholders are not given the opportunity to vote for Saks’ nominees to the board individually. PSAM’s proxy only identifies Saks nominees for the purpose of enabling shareholders to withhold votes from these nominees as is required by Rule 14a-4(b)(2). Finally, unlike the scenario contemplated by the SEC’s adoption of the short slate rule, PSAM is not soliciting votes in favor of its own nominees, and as a result of Saks’ utilization of a plurality voting model for the election of directors, only Saks nominees will be elected to the board. As a result, this solicitation will not result in one of the evils that the

1 It is important to note that the purpose of Rule 14a-4(b)(2) was to ensure that shareholders are given the opportunity to withhold votes with respect to each of the nominees to the board. See SEC Rel. No. 34-16104 (Aug. 13, 1979) (“Several commentators at the Commission's public hearings suggested that the proxy rules be amended to give shareholders an opportunity to send a message to the board of directors by voting against individual nominees. … Based on the foregoing, the Commission has determined to publish for comment amendments to its requirements as to proxies. Proposed Rule 14a-4(b)(2) would require that a form of proxy relating to the election of officers list the nominees and permit shareholders to vote for or against each nominee, individually, by marking a box or by similar means”) 2 Regulations of Communications among Shareholders (October 16, 1992) (the "1992 Adopting Release"), 52 SEC Docket 2028.

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commenters regarding the short slate rule were concerned about: the possibility that management nominees would be unwilling to serve on board with the nominees of insurgents.3 Accordingly, although we can provide no assurances in this regard, we believe that there is virtually no risk that the Saks nominees would be unwilling forced to serve if elected. Further, they already have consented to serve with each other in Saks proxy statement.

     We believe that PSAM’s form of proxy is consistent with the spirit of Rule 14a-4. In this respect, PSAM has complied with each of the requirements of Rule 14a-4(d) that would appy if it had its own nominee. Specifically, PSAM’s proxy:

  seeks authority to vote in the aggregate with respect to four board seats, the number of director positions that are subject to election (Rule 14a-4(d)(i));

  represents that PSAM will vote for all of Saks’ nominees, other than C.Warren Neel, with respect to whom PSAM will submit a withhold vote (Rule 14a- 4(d)(ii));

  provides Saks shareholders with an opportunity to withhold authority with respect to any Saks nominee (Rule 14a-4(d)(iii)); and

  states on the form of proxy and in the proxy statement that there is no assurance that Saks’ nominees will serve if elected (Rule 14a-4(d)(iv)).

     PSAM’s proxy also is consistent with public policy. PSAM is conducting a withhold solicitation in order to send a signal to Saks' Board that Saks shareholders are unhappy with Saks' corporate governance practices. PSAM’s proxy attempts to provide Saks shareholders with the opportunity to vote with respect to the election of directors so as not to disenfranchise them since they can only send in one valid proxy under state law.4 Although PSAM could nominate its own candidate to the board of directors and solicit votes for such nominee, PSAM has decided that doing so would not be in the best interests of Saks, other Saks shareholders or PSAM. PSAM believes that a proxy contest to elect a director would be unreasonably expensive for PSAM and Saks. Furthermore, PSAM does not have a particular candidate it wishes to nominate to the board, and it prefers to engage in a "vote no" campaign, which has become a widely accepted mechanism for shareholders to express dissatisfaction with the performance of members of the board. In this regard, PSAM does not seek control of Saks' board of directors, nor does it seek to elect any person to Saks' board. In addition, PSAM has not expressly or impliedly agreed to act or engaged in any activity with any unaffiliated

3 Regulations of Communications among Shareholders (October 16, 1992) (the "1992 Adopting Release")

4 As noted in the 1992 amendments to Rule 14a-4, "[s]hareholders under state law generally only can submit one effective proxy in connection with a solicitation." the 1992 Adopting Release, 52 SEC Docket 2028. If a shareholder votes using a non-management proxy card, such shareholder may be precluded from exercising its full voting authority to the extent that the soliciting person's proxy card does not include all proposals being voted on at the meeting. The SEC amended Rule 14a-4(d) to allow a dissident to include management nominees that the dissident does not oppose in its proxy card, which the SEC thought would relieve the "difficulty experienced by shareholders in gaining a voice in determining the composition of the board of directors" and "remove unnecessary regulatory impediments to free and open shareholder communication and effective use of the shareholder franchise." Id.

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shareholders that would cause them to be a "group" within the meaning of Section 13(d)(3) of the 1934 Act or Rule 13d-5(b) of Regulation 13D-G thereunder.

     Finally, it bears noting that Saks shareholders are afforded the same legal protections under PSAM's solicitation as they would possess otherwise. Shareholders who currently receive a "short slate" proxy card that is "rounded out" with management nominees are able to review a proxy statement issued by the respective third party and management, both of which discuss their respective nominees and each of which is required to comply with the federal securities laws. Similarly, in conducting its solicitation, PSAM will be held accountable for full and complete disclosures in its proxy as required by the federal securities laws, while Saks will be held accountable for information regarding the nominees included in its proxy materials.

*      *      *

          In connection with responding to the Staff’s comments, the undersigned, on behalf of PSAM and the other filing persons, hereby acknowledges that:

  each filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  each filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John K. Robinson

cc:	Keir Gumbs, Esq.
Covington and Burling, LLP